UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 1, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS MANAGEMENT CHANGE

Moscow, Russia — December 01, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports the appointment of
Andrey Ponomarev as Chief Executive Officer of Mechel-Steel Management Company
OOO. He will replace Vladimir Tytsky who left the company due to retirement.
Andrey Ponomarev, 38, has been working in various Mechel Group structures for over 16 years. In 1999, after graduating Southern Urals State University, he joined Chelyabinsk Metallurgical Plant as engineer in the specialty steels sales department. Since August 2012 until now, he served as first deputy of
Mechel-Steel Management Company’s chief executive officer.
“Andrey Ponomarev’s professionalism is beyond any doubt. He is a top executive with a profound understanding of our national steel industry’s trends and challenges. He stood at the inception of our international steel sales network
Mechel Service which has become a leading player on the Russian market, and took active part in outlining a strategy for Mechel’s steel division based on promoting high value-added products. Andrey will be tasked with ensuring stable development of the facilities he is entrusted with, and preserving the potential formed by the prior manager,” Mechel OAO’s Chief Executive Officer Oleg Korzhov noted.
Vladimir Tytsky is one of the most respected managers in Russia’s steel industry. Over nearly half a century of his career, he went from Chelyabinsk
Metallurgical Plant’s chamotte ware workshop master to deputy of the plant’s director, then moved to top posts in Mechel Group, heading the steel division for the past three years. It was under his direct leadership that despite unfavorable market conditions Mechel completed several important technological projects. That includes the launch of the universal rolling mill at Chelyabinsk
Metallurgical Plant. The mill produces structural shapes and rails which are marketed both domestically and internationally in a successful example of import substitution. Vladimir Tytsky has been awarded several state and industry awards, including the rank of “Russian Federation’s Honored Steelmaker”.
Vladimir Tytsky has also been elected as deputy to the Moscow Region’s parliament.
“Vladimir Ivanovich’s working career is an example of devotion and perfect service to his profession. I would like to note his extraordinary contribution to the development of the company’s steel division. Speaking on behalf of thousands of Mechel’s employees and myself personally, I offer him our sincerest gratitude for his hard work and wish him all the best,” Chairman of Mechel OAO’s
Board of Directors Igor Zyuzin said.
Prior to his appointment, Andrey Ponomarev worked as first deputy chief executive officer of Mechel-Steel Management Company OOO since 2012. In
2009-2012, he headed Mechel Service Global B.V. in the Netherlands. In
2005-2009, he served as managing director of Mechel Service OOO. In 2002-2005, he occupied various posts in Uglemet Trading OOO and Trade House Mechel OOO. In
2000-2002, he was chief of the analysis bureau in Chelyabinsk Metallurgical
Plant’s marketing and sales service. In 1999-2000, he served as engineer in the specialty steels sales department in Chelyabinsk Metallurgical Plant’s marketing and sales.
In 1999, Andrey Ponomarev graduated Southern Urals State University with a specialty in engineering and pressure treatment of metals. In 2000, he graduated
Southern Urals State University with a specialty in economics and finance.
Note for editors:
Mechel-Steel Management Company OOO is a managing company tasked with operating
Mechel Group’s steel division facilities. The company’s steel enterprises produce long rolls from carbon and specialty steels, stainless flat rolls, structural shapes, high value-added products including hardware and stampings.

  ***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs 67,000 people.
Its products are marketed in Europe, Asia, North and South America, Africa.
Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 01, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO